UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


                            FORM 10-SB/A

                    GENERAL FORM FOR REGISTRATION OF
                  SECURITIES OF SMALL BUSINESS ISSUERS
   Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                      Clemmy Technologies Corp.
          (Name of Small Business Issuer in its charter)


          Nevada                                   88-0421219
(State or other jurisdiction of         (I.R.S. Employer Identification
incorporation or organization)                       Number)


                        Vegas Commerce Center
                      1350 East Flamingo Road
                             Suite 688
                       Las Vegas, Nevada  89119
        (Address of principal executive offices and Zip Code)


                             (702) 595-4951
                       Issuer's Telephone Number

Securities to be registered under Section 12(b) of the Act:  none

Title of each class to be so registered:  n/a

Name of exchange on which each class is to be registered:  n/a

Securities to be registered under Section 12(g) of the Act: Common Stock, par value $.001 per share

                        TABLE OF CONTENTS

                                                  Page No.

Part I

     Item 1.  Description of Business                 3
     Item 2.  Management's Discussion and Analysis    5
     Item 3.  Description of Property                10
     Item 4.  Security Ownership of Certain
              Beneficial Owners and Management       10
     Item 5.  Directors, Executive Officers,
              Promoters and Control Persons          10
     Item 6.  Executive Compensation                 11
     Item 7.  Certain Relationships and Related
              Transactions                           11
     Item 8.  Description of Securities              11


Part II

     Item 1.  Market for Common Equity and Related
              Stockholder Matters                    11
     Item 2.  Legal Proceedings                      12
     Item 3.  Changes In and Disagreements with
              Accountants                            12
     Item 4.  Recent Sales of Unregistered
              Securities                             13
     Item 5.  Indemnification of Directors and
              Officers                               13

Part F/S                                             14

Part III

     Item 1.  Index to Exhibits                      40
     Item 2.  Description of Exhibits                40

Signatures                                           40

       2

                              PART I

ITEM 1.  DESCRIPTION OF BUSINESS

General
-------

     Clemmy Technologies Corp., (the "Issuer" or "Company") was incorporated under the laws of the State of Nevada on December
31,1998. The Company has no subsidiaries and no affiliated companies.

     The Company is a development stage company that does not currently have any contracts and, therefore, does not have revenues from operations for the last two fiscal years.

Business of Issuer
------------------

     The Company plans to develop computer software.  The
Company's products are intended to be: programs and utilities that will make computers easier to use. The Company intends to lease a suitable office/warehouse and computer facility.

     The Company anticipates being able to acquire orders through utilizing attainable contacts within the computer software industry. The Company intends to generate revenue in the future by being listed in the yellow pages, placing advertisements in various computer magazines and by developing it's web site for Internet orders and inquiries.
At this time, the Company does not have any principal business contacts.

     The computer industry is a very competitive industry. Competition in the industry is primarily focused on quality, price, technical specifications and both customer service and technical support. In order for the Company to be competitive in these marketplaces, the Company must effectively maintain and promote the quality of its services and its products among consumers and establish strong marketing relationships with distributors of the products. While the Company believes that it will compete effectively, the Company competes with a number of manufacturers and marketers of computer software which have substantially greater resources than the Company and many of which have well-recognized brand name contracts and broader and more established distribution networks. The Company anticipates being able to utilize its smaller size to attract those seeking more personalized service support and to maintain its ability to adapt with technological changes over the Internet and in the Market place. Further, the Company expects to utilize the Internet to further attract customers via search engines upon designing and completing of the web page.

Planned Business
----------------

     The Company plans to market and promote its computer software products starting in Nevada. Since society is interested in computers and computers are at an all time high and growing, our presence on the Internet, along with increased information on the Internet should result in the development of a vastly improved computer software industry.

Website and E-Commerce
----------------------

     The Company is in the early design stages of a Website at this point no web addresses or names have been reserved or registered.

Marketing
---------

     The Company intends to develop computer software that will make using computers easier. The Company intends to hire a marketing team and for the prospects of e-commerce to implement the Company's marketing objectives. The Company also intends to utilize direct mailing, and e-mail to contact retailers.

     The Company's marketing and licensing strategy is to (i) establish and expand the sales of the Company's products; (ii) selectively establish licensed product lines to be marketed,
(iii) expand the number of representatives; and, (iv) acquire or establish relationships with major retailers, businesses, companies, properties or technologies.

     The Company will design and develop all of its inventory. To date, no contracts have been executed and the Company does not anticipate entering into any contracts due to lack of funding. Upon funding, letters of credit may be sought.

     The Company does not anticipate being dependent on one major or a few major customers. The Company intends to supply to large computer retailers and small businesses as well. However, at this time, the Company does not have any contracts with any such organizations. Also, management of the Company expects that the submitting the web page to various search engines on the Internet will attract customers. However, there is no guarantee that the Company's web-site, when completed, will have a positive impact on the Company's business.

     As of the date of this Registration Statement, the Company has three part time (volunteer) employees, neither of whom have entered into an employment arrangement with the Company. The Company's president, Hans Schmidt, works full-time for the Company. The Company has no collective bargaining agreements covering any of its employees, has not experienced any material labor disruption and is unaware of any efforts or plans to organize its employees. The
Company considers relations with its employees to be good.

     Presently the Company has no intellectual property rights.


ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Forward Looking Statements
--------------------------

     This Registration Statement on Form 10-SB contains forward-looking statements. Such statements consist of any statement other than a recitation of historical facts and can be identified by words such as "may," "expect," "anticipate," "estimate," "hopes," "believes," "continue," "intends," "seeks," "contemplates," "suggests," "envisions" or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are based largely on the Company's expectations and are subject to a number of risks and uncertainties, including but not limited to: those risks associated with economic conditions generally and the economy in those areas where the Company has or expects to have assets and operations, including, but not restricted to Nevada and eventually other jurisdictions; competitive and other factors affecting the Company's operations, markets, products and services; those risks associated with the ability to obtain medical supply contracts and the funding of the Company and other costs associated with the Company's marketing strategies; those risks associated with the Company's ability to successfully negotiate with certain business owners; those risks relating to estimated contract costs, estimated losses on uncompleted contracts and estimates regarding the percentage of completion of contracts, risks relating to the ability of Company to raise the funds necessary to operate and develop business, and risks relating to changes in interest rates and in the availability, cost and terms of financing; risks related to the performance of financial markets; risks related to changes in domestic and foreign laws, regulations and taxes; risks related to changes in business strategy or development plans; risks related to any possible future lawsuits against the Company and the associated costs, and risks associated with future profitability. Many of these factors are beyond the Company's control. Actual results could differ materially from these forward-looking statements.
In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained in this registration statement on Form 10-SB will, in fact, occur.
The Company's actual results may differ materially as a result of certain factors, including those set forth in this Form 10-SB. Potential investors should consider carefully the previously stated factors, as well as the more detailed information contained elsewhere in this Form 10-SB, before making a decision to invest in the common stock of the Company.

     The following is a discussion of the financial condition and results of operations of the Company as of the date of this Registration Statement. This discussion and analysis should be read in conjunction with the accompanying audited Financial Statements of the Company including the Notes thereto, which are included elsewhere in this Form 10-SB and the notice regarding forward-looking statements.


                           PLAN OF OPERATION

     The Company is organizing to develop computer software that will make using computer easier. Additional funding through private placement will be necessary to enable the Company to lease a suitable office/warehouse/computer facility in Las Vegas and to enable the Company to complete its Web Page and to secure contracts with suppliers and users.

     The need for computer software increases with the increase in the number of computer users. Management of the Company expects that the increasing number of computer users will positively affect the general demand for computer software.

     The Company intends to raise adequate funds from interested local parties to provide adequate working capital of up to $2,250,000 for the next 12 months. This will be used to develop Internet business, pay professionals and for advertising in the Yellow Pages and all the major computing magazines. The company is not expecting to make a significant change in the number of employees over the next 12 months.

Revenue
-------

     The Company has not received revenues from operations during the two-year period preceding the filing of this form. The
Company has not yet achieved any revenue from operations to date.
Since the Company is still in the development stage its expenses were nominal.

Liquidity
---------

     The Company will have to raise additional capital in the next twelve months. As of December 31, 1999, the Company had nominal working capital and results. In order to satisfy the liquidity needs of the Company for the following twelve months, the Company will be primarily dependent upon proceeds from the sale of the Company's common and/or preferred stock and possible future cash flow from operations. Since the Company is in its development stage and has not entered into any contracts, attracted clientele or otherwise engaged in any activity that would generate revenue at this time, the Company does not currently have the revenue necessary to fund future operations of the Company. If the Company is unable to obtain adequate funds from the sale of its stock in public offerings, private placements, or alternative financing arrangements, it may be necessary to postpone any additional acquisitions or the Company's ability to obtain Letters of Credit. The Company, under such circumstances, would resort to using cash flow for internal growth.

     While the Company has raised capital to meet its working capital and financing needs, additional financing is required in order to complete the planned improvements necessary to the Company's acquisitions. The Company is seeking financing, in the form of equity and debt in order to make the necessary improvements and provide working capital. There are no assurances the Company will be successful in raising the funds required.

     The Company has issued shares of its Common Stock from time to time in the past to satisfy certain obligations and expects in the future to also acquire certain services, satisfy indebtedness and/or make acquisitions utilizing authorized shares of the capital stock of the Company. If operations and cash flow can be improved through these efforts, management believes that the Company's liquidity problems will be resolved and that the Company can continue to operate. However, no assurance can be given that management's actions will result in profitable operations.

     The plan of the Company is to raise more financing as soon as the Company's shares are approved for trading to enable the Company to enter into purchase and supply contracts. An overall budget of $2,250,000 for the first year should achieve the Company's goals. The Company does not anticipate that there will be a need to significantly increase the number of employees over the next twelve months.

Potential Uncertainties
-----------------------

     As the Company expects eventually to obtain equipment from overseas manufacturers and such expenditures are generated in foreign currencies, fluctuations in the value of currencies relative to the United States dollar could adversely affect the Company's profitability. Royalty payments paid by the Company relating to foreign licensing arrangements will be converted to U.S. dollars based on the exchange rate at the time of payment.

Year 2000 Compliance
--------------------

     BACKGROUND. Some computers, software and other equipment include programming code in which calendar year data is abbreviated to only two digits. As a result of this design decision, some of these systems could fail to operate or fail to produce correct results if "00" is interpreted to mean 1900, rather then 2000.

     ASSESSMENT. The Year 2000 Problem could affect computers, software and other equipment used, operated or maintained by the Company. Accordingly, the Company has reviewed its internal computer programs and systems to ensure that the programs and systems will be Year 2000 compliant. The Company presently believes that its computer systems are Year 2000 complaint. However, while the estimated cost of these efforts, if any arise, is not expected to be material to the Company's financial position or any year's results of operations, there can be no assurance as to this effect.

     INTERNAL INFRASTRUCTURE. The Company believes that it has reviewed and assessed all of the major computers, software applications, and related equipment used in connection with its internal operations that would potentially require modification, upgrade, or replacement to minimize the possibility of a material disruption to its business. The Company's internal review of such systems did not identify any material Year 2000 Problem. If the Company had identified an exposure to the "Year 2000
Problem," Management currently estimates the total cost of internal reprogramming of its software products and the upgrading of purchased hardware and software would not be material. While this is management's best current estimate, items outside management's control relating to the "Year 2000 Problem" may impact the Company. The Company estimates the total cost to the Company of completing any required modifications, upgrades, or replacements of these internal systems would not have a material adverse effect on the Company's business or results of operations.

     SYSTEMS OTHER THAN INFORMATION TECHNOLOGY SYSTEMS. In addition to computers and related systems, the operations of office and facilities equipment such as fax machines, photocopiers, telephone switches, security systems, and other common devices may be affected by the Year 2000 Problem.

     DISCLAIMER. The discussion of the Company's efforts, and management's expectations, relating to Year 2000 compliance are forward-looking statements. The Company's Y2K compliance status and the level of incremental costs associated therewith, if any, could be adversely impacted by, among other things, the availability and cost of programming, testing resources, vendors' abilities to modify proprietary software, and unanticipated problems identified in ongoing internal compliance reviews.


ITEM 3. DESCRIPTION OF PROPERTY

     The Company's principal executive and administrative offices are located in Nevada at the Vegas Commerce Center, 1350 East Flamingo Road, Suite 688, Las Vegas, Nevada 89119 in leased premises under an agreement for a term scheduled to expire September 1, 2000, at which time the Company will renew the lease for another term unless the Company has made other plans or found suitable office/warehouse space. The Company is obligated to pay $8,600 in rent per year on a shared office basis for economic reasons until the Company has adequate financing to develop its business. The Company considers its executive and administrative offices to be adequate and suitable for its current needs. The Company does not own or lease any other real estate.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
         MANAGEMENT

     As of December 31, 1999, the Company's sole officer and director did not own any securities or the right to acquire any securities of the Company. Further, as of December 31, 1999, management of the Company is not aware of any person or group who owns 5% or more of the securities of the Company.

CHANGES IN CONTROL

     The Company has no arrangements which might result in a change in control of the Company.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND
         CONTROL PERSONS

     The following table sets forth the sole director and executive officer of the Company, his age, and all positions held with the Company.

Name                       Age     Positions
----------------------------------------------------------------

Hans Schmidt                47      President, Secretary,
                                    Treasurer and Sole Director

Mr. Schmidt is the sole officer and director of the Company. Mr.
Schmidt has a business degree form Frankfurt University and has been in the computer industry both in Munich and Las Vegas for the past twelve years.


ITEM 6. EXECUTIVE COMPENSATION

     There has been no executive compensation in any form to date due to the lack of working capital in the company.


ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     There have been no material transactions in the past two years or proposed transactions to which the Company has been or is proposed to be a party in which any officer, director, nominee, or officer or director, or security holder of more than 5% of the Company's outstanding securities is involved.

     The Company has no promoters other than its sole executive officer and director. There have been no transactions which have benefited or will benefit its sole executive officer and director either directly or indirectly.


ITEM 8.  DESCRIPTION OF SECURITIES

Common Stock
------------

     The Company has 50,000,000 authorized shares of Common Stock, $.001 par value per share, of which 247,000 shares were issued and outstanding as of December 31, 1999. Holders of the Common Stock are entitled to one vote per share with respect to all matters that are required by law to be submitted to a vote of shareholders. Holders of the Common Stock are not entitled to cumulative voting. The Common Stock has no redemption, preemptive or sinking fund rights.

     To date, the Company has not paid any dividends on its common stock. The payment of dividends, if any, in the future is within the discretion of the Board of Directors and will depend upon the Company's earnings, its capital requirements and financial condition, and other relevant factors. There are no provisions in the Company's articles of incorporation or by-laws that prevent or restrict the payment of dividends. Dividend payments, if any, would be subject to the provisions of the Nevada Revised Statutes as well.


                             PART II

ITEM 1.  MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER
         MATTERS

     The Company is voluntarily filing this Registration
Statement on Form 10-SB to obtain listing on the OTC Bulletin
Board, which requires all listed companies to be registered with the SEC under Section 13 or 15(d) of the Securities Exchange Act of 1934 and to be current in its required filings once so registered.

     The Company has no public trading market for its common stock. Although the Company intends to seek a quotation for its common shares on the Over-the-Counter Bulletin Board in the future, there is no assurance the Company will do so, nor is there any assurance that should the Company succeed in obtaining a listing for its securities on the OTC Bulletin Board or on some other exchange that a trading market for the Company's stock will develop. There are no outstanding options, warrants to purchase, or securities convertible into common equity of the Company outstanding. The Company has not agreed to register any shares of its common stock for any shareholder. There are presently 100,000 shares of common stock, which were issued in December of 1998, 100,000 shares of common stock which were issued in February of 1999. Other issuances of 144 restricted stock were made as follows: August 1999: 42,000, September 1999 3,000, and November 1999 2,000.


STOCKHOLDERS

     There are approximately 47 shareholders of record.

ITEM 2.  LEGAL PROCEEDINGS

     The Company is not a party to any material pending legal proceedings and, to the best of its knowledge, no such action by or against the Company has been threatened. The Company's sole officer and director is not an adverse party to the Company nor does he have a material interest adverse to the Company.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
        ACCOUNTING AND FINANCIAL DISCLOSURE

     There have been no changes in accountants or disagreements on accounting and financial disclosure matters.


ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

     In December of 1998, the Company issued 100,000 shares of Common Stock for cash proceeds of $100 in a private transaction, pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933.

     In February of 1999, the Company issued 100,000 shares of Common Stock for cash proceeds of $10,000 pursuant to Rule 504 D.

Other issuances of 144 restricted stock were made as follows:
August 1999: 42,000, September 1999 3,000, and November 1999
2,000.

 All of the above issuance of securities were issued in reliance on Section 4(2) of the Securities Act of 1933, which provides an exemption from registration for transactions not involving any public offering.


ITEM 5.  INDEMNIFICATION 0F DIRECTORS AND OFFICERS

     The Company's Bylaws provide that the Company will indemnify its directors and executive officers and may indemnify its other officers, employees and agents to the fullest extent permitted by Nevada law. The Company is also empowered under its Bylaws to enter into indemnification agreements with its directors and officers and to purchase insurance on behalf of any person it is required or permitted to indemnify.

     In addition, the Company's Articles provide that the Company's directors will not be personally liable to the Company or any of its stockholders for damages for breach of the director's fiduciary duty as a director or officer involving any act or omission of any such director or officer. Each director will continue to be subject to liability for breach of the director's fiduciary duties to the Company for acts or omissions that involve intentional misconduct, fraud or a knowing violation of law, or the payment of dividends in violation of Nevada corporate law. This provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws.

                            PART F/S

Financial Statements
--------------------

The following financial statements are filed in this Part F/S of this Form 10-SB:

Exhibit 13.1 Comparative Audited Financial Statements for the periods ended December 31, 1998 and December 31, 1999.

Exhibit 13.2 Comparative Audited Financial Statements for the periods ended March 31, 1999 and March 31, 2000.


                    CLEMMY TECHNOLOGIES CORP.

                 (A DEVELOPMENT STAGE COMPANY)

                      FINANCIAL STATEMENTS

                MARCH 31, 2000, AND MARCH 31, 1999








                        TABLE OF CONTENTS


                                                        Page Number(s)

        INDEPENDENT ACCOUNTANT'S REPORT ............       1

        FINANCIAL STATEMENT

              Balance Sheets........................       2

              Statements of Operations and Deficit
              Accumulated During the Development
              Stage.................................       3


              Statement of Changes in Stockholders..       4


              Statements of Cash Flows..............       5


              Notes to the Financial Statements.....       6 - 7











                       INDEPENDENT ACCOUNTANT'S REPORT


To the Board of Directors and Stockholders of Clemmy Technologies Corp.
Las Vegas, Nevada


     I have audited the accompanying balance sheets of Clemmy Technologies Corp. (a development stage company) as of March 31, 2000, and March 31, 1999, and the related statements of operations, cash flows, and changes in stock-holders' equity for the period from December 31, 1998, (date of inception) to March 31, 2000. These statements are the responsibility of Clemmy Technologies Corp.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

     I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.
An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

     In my opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Clemmy Technologies Corp. as of March 31, 2000, and March 31, 1999, and the results of operations, cash flows, and changes in stockholders' equity for the periods then ended, as well as the cumulative period from December 31, 1998, in conformity with generally accepted accounting principles.


David Coffey, C.P.A.
Las Vegas, Nevada
May 10, 2000

                    CLEMMY TECHNOLOGIES  CORP.
                  (A DEVELOPMENT STAGE COMPANY)
                          BALANCE SHEETS

                                       Mar. 31, 2000       Mar. 31, 1999
                                       -------------       -------------
 ASSETS

    Cash                              $         124       $        71
                                       ------------        -----------
          Total Assets                $         124       $        71
                                       ============        ===========

 LIABILITIES & STOCKHOLDERS' EQUITY

    Accounts payable                  $       2,400       $       400
                                       ------------        -----------
          Total Liabilities                   2,400               400

          Stockholders' Equity Common
          stock, authorized 50,000,000
          shares at $.001 par value,
          issued and outstanding 247,000
          shares and 200,000 shares,
          respectively                          247               200
          Additional paid-in capital         25,603             3,650
          Deficit accumulated during the
          development stage                 (28,126)           (4,179)
                                        -------------       -----------
          Total Stockholders' Equity          (2,276)            (329)


          Total Liabilities and Stock-
          holders' Equity               $        124       $       71
                                         ==========         ==========






                The accompanying notes are an integral part of
                        these financial statements.

                      CLEMMY TECHNOLOGIES  CORP.
                    (A DEVELOPMENT STAGE COMPANY)
                STATEMENTS OF OPERATIONS AND DEFICIT
              ACCUMULATED DURING THE DEVELOPMENT STAGE
              (With Cumulative Figures From Inception)





From Inception,
                           Jan. 1, 2000,   Jan 1, 1999, to   Dec. 31, 1998, to
                           Mar. 31, 2000   Mar. 31, 1999     Mar. 31, 2000
                           ----------------------------------------------------


Income                     $          0     $         0      $         0

  Expenses
  Organizational expense              0               0              400
  Consulting                          0               0           20,900
  Office and administration           0           3,750            3,750
  Professional fees               1,000               0            3,000
  Office expenses                     0              29               76
                            -----------       ---------        ---------
        Total expenses            1,000           3,779           28,126

        Net loss                 (1,000)         (3,779)      $  (28,126)

  Retained earnings,
  beginning of period           (27,126)           (400)
                            ------------       ---------

   Deficit accumulated during
   the development stages      (28,126)       $  (4,179)
                            ===========        =========


     Earnings (loss) per share
     assuming dilution:
     Net loss              $        0.00       $   (0.03)      $   (0.14)
                            ============        =========       ==========

     Weighted average shares
     outstanding                 247,000         133,333         204,188
                            ============        =========       ==========






                The accompanying notes are an integral part of
                       these financial statements.

                        CLEMMY TECHNOLOGIES CORP.
                     (A DEVELOPMENT STAGE COMPANY)
             STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                FOR THE PERIOD FROM DECEMBER 31, 1998
                (Date of Inception) TO MARCH 31, 2000




                                Common Stock      Additional
                              Shares    Amount    Paid-In
                                                  Capital       Total
                             ------------------   -----------   ---------


Balance, Dec. 31, 1998                $       -     $      -    $       -

Issuance of common stock
for cash Dec., 1998          100,000        100            0          100

Less net loss                      0          0            0         (400)
                             -------    -------      --------    ---------
Balance, Dec. 31, 1998       100,000        100            0         (300)


Issuance of common stock
for cash March, 1999         100,000        100        9,900       10,000

Less offering costs                0          0       (7,750)      (7,750)

Issuance of common stock
for cash August, 1999         42,000         42       20,958       21,000

Issuance of common stock
for cash Sept., 1999           3,000          3        1,497        1,500

Issuance of common stock
for cash Nov., 1999            2,000          2          998        1,000

Less net loss                      0          0            0      (26,726)
                            --------  ---------     --------     ---------

Balance, Dec., 31, 1999      247,000        247       25,603       (1,276)

Less net loss                      0          0            0       (1,000)
                            --------  ---------     --------     ---------
Balance, March 31, 2000      247,000 $      247     $ 25,603     $ (2,276)
                            ========  =========     ========     =========





                  The accompanying notes are an intregal part of
                            these financial statements

                             CLEMMY TECHNOLOGIES CORP.
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENTS OF CASH FLOWS
                     (With Cumulative Figures From Inception)






From Inception,
                          Jan. 1, 2000, to  Jan. 1, 1999, to  Dec. 31, 1998, to
                          Mar. 31, 2000     Mar. 31, 1999     Mar. 31, 2000
                          -----------------------------------------------------


CASH FLOWS PROVIDED BY
OPERATING ACTIVITIES
Net Loss                    $   (1,000)        $    (3,779)    $    (28,126)
Non-cash items included
  in net loss                        0                   0                0
Adjustments to reconcile
  net loss to cash used
  by operating activity
Accounts payable                 1,000                   0            2,400
                              --------          ----------      -----------
   NET CASH PROVIDED BY
   OPERATING ACTIVITIES              0              (3,779)         (25,726)

CASH FLOWS USED BY
INVESTING ACTIVITIES                 0                   0                0
                              --------          ----------      -----------
    NET CASH USED BY
    INVESTING ACTIVITIES             0                   0                0

CASH FLOWS FROM FINANCING
ACTIVITIES
  Sale of common stock               0                1002               47
  Paid-in capital                    0               9,900           33,353
  Less offering costs                0              (6,250)          (7,750)
                              --------          ----------      -----------
    NET CASH PROVIDED BY
    FINANCING ACTIVITIES             0               3,750           25,850
                              --------          ----------      -----------
    NET INCREASE IN CASH             0                 (29)     $       124

CASH AT BEGINNING OF PERIOD        124                 100
                              --------          ----------

    CASH AT END OF           $     124         $        71
                              ========          ==========





                The accompanying notes are an integral part of
                         these financial statements

                         CLEMMY TECHNOLOGIES  CORP.
                       (A DEVELOPMENT STAGE COMPANY)
                     NOTES TO THE FINANCIAL STATEMENTS
                    MARCH 31, 2000, AND MARCH 31, 1999


NOTE A      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    The Company was incorporated on December 31, 1998, under the laws of the State of Nevada. The business purpose of the Company is to develop hardware that will revolutionize the computer software industry.

    The Company will adopt accounting policies and procedures based upon the nature of future transactions.

NOTE B      OFFERING COSTS

    Offering costs are reported as a reduction in the amount of paid-in capital received for sale of the shares.

NOTE C      EARNINGS (LOSS) PER SHARE

    Basic EPS is determined using net income divided by the weighted average shares outstanding during the period.

    Diluted EPS is computed by dividing net income by the weighted average shares outstanding, assuming all dilutive potential common shares were issued. Since the Company has no common shares that are potentially issuable, such as stock options, convertible securities or warrants, basic and diluted EPS are the same.

NOTE D      STOCK OFFERINGS

   In March of 1999, the Company completed the sale of 100,000 shares of its common stock at $.10 per share for $10,000. The proceeds were to be used for hardware development and for working capital. In August of 1999, the Company sold 42,000 shares of its common stock at $.50 per share for a total of $21,000. The proceeds were to be used for hardware development. In September of 1999, the Company sold 3,000 shares of its common stock at $.50 per share for a total of $1,500. The proceeds were to be used for working capital. In November of 1999, the Company sold 2,000 shares of its common stock at $.50 per share for a total of $1,000. The proceeds were to be used for working capital.

                         CLEMMY TECHNOLOGIES  CORP.
                       (A DEVELOPMENT STAGE COMPANY)
                    NOTES TO THE FINANCIAL STATEMENTS
                    MARCH 31, 2000, AND MARCH 31, 1999
                                (Continued)


NOTES TO THE FINANCIAL STATEMENTS

        Clemmy Technologies Corp., (the Company) has elected to omit sustantially all footnotes to the financial statements for the Number months ended March 31, 2000, since there have been no material changes (other than indicated in the other footnotes) to the information previously reported by the Company in the audited financial statements for the twelve months ended March 31, 1999.

UNAUDITED INFORMATION

       The information furnished herein was taken from the books and records of the Company without audit. However, such information reflects all adjustments which are, in the opinion of management, necessary to properly reflect the results of the period presented.
The information presented is not necessarily indicative of the results from operations expected for the full fiscal year.

                             PART III

ITEMS 1 AND 2.   INDEX TO EXHIBITS AND DESCRIPTION

Exhibit

Number       Description
-------      -----------------------------------------------------

 3.1         Articles of Incorporation of Clemmy Technologies Corp.
 3.2         By-Laws of Clemmy Technologies Corp.

                            SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                            Clemmy Technologies Corp.
                            (Registrant)


Date:  July 12, 2000     by: /s/ HANS SCHMIDT
                             --------------------------------
                             HANS SCHMIDT
                             President, CEO and duly
                             authorized officer